Exhibit 99.7

Hyundai Capital America Adopts NICE Cloud Omnichannel Recording
Platform to Improve Customer Experience

The NICE Engage platform will create the foundation for Hyundai Capital America’s enterprise-wide cloud strategy

Hoboken, N.J., September 12, 2018 – NICE (Nasdaq: NICE) today announced that Hyundai Capital America has successfully deployed the NICE Engage platform for omnichannel interaction recording to support the auto finance company's growth while enabling better service for its over 1.7 million retail customers. By leveraging NICE's cloud based omnichannel recording, Hyundai Capital America is able to securely and efficiently scale up operations to easily record and manage its interaction data across multiple channels and data sources on a single platform.

The NICE Engage platform has been helping Hyundai Capital America improve operational efficiency, better understand its customers’ behavior and gain business insights from customer interactions in order to boost customer satisfaction (CSAT), while ensuring full recording for compliance. A key enabler of these benefits is NICE Engage's ability to support the capture and forwarding of thousands of concurrent IP streams over a single platform in real time, in addition to recording, encrypting and archiving them. It also enables playback of historical calls captured with a previous recording solution. The platform was also easily adaptable to meet the company’s unique operational and business requirements.

Hyundai Capital America selected a cloud-based deployment model as part of its broader cloud strategy. Not only is the auto finance company benefitting from greater flexibility and reduced IT costs, it is also harnessing the NICE Engage platform as a foundation for the use of NICE’s advanced enterprise applications.

Reety Sandhu, Vice President, IT Solutions, Hyundai Capital America: “We sought to replace our previous recording solution with something that would deliver better CSAT and help us achieve our customer service goals. NICE proved to be a committed partner in helping us fulfill this vision. Adopting the NICE Engage platform is just the first step in rolling out an extensive cloud-based customer experience offering, which will include advanced applications that drive immense business value.”

Yaron Hertz, President, NICE Americas: “In today’s marketplace we are seeing a significant shift to cloud-based technology. We pride ourselves on delivering the industry’s leading cloud recording and quality management solution. NICE Engage is helping Hyundai Capital America drive best-in-class customer service across its North American call centers while supporting the company’s need for a quick-to-deploy, flexible and scalable solution.”

About Hyundai Capital America
Headquartered in Irvine, CA, Hyundai Capital America is a top-10 U.S. auto finance company supporting the financial services needs of Genesis Motors, Hyundai Motor America, and Kia Motors America. Through the Hyundai Motor Finance®, Genesis Finance®, and Kia Motors Finance® brands, the company provides financial products to Hyundai, Genesis, and Kia dealerships nationwide, including dealer inventory and facility financing, as well as indirect vehicle financing for retail and lease customers. As of 2016, the company serves over 1.7 million customers and over 1,600 dealers nationwide, and has over $35 billion in assets. In addition to its two offices in Orange County, CA, Hyundai Capital America has customer support centers in Atlanta and Dallas.

Kia Motors Finance is the registered trademark of Kia Motors America, Inc. and is used with permission.
Genesis Finance does business in the State of Utah as Genesis Finance USA.

Contact: Jessica Lewis jessicalewis@hcamerica.com

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-44425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.